Exhibit 99.1

404137 PRESS RELEASE The Hague, April 25, 2006

JOSEPH B.M. STREPPEL OFFICER IN THE ORDER OF ORANGE-NASSAU

Her Majesty The Queen of The Netherlands has bestowed upon Mr. Joseph B.M. Streppel, member of AEGON N.V.’s Executive Board, the royal honour of Officer in the Order of Orange-Nassau.

The “decoration of honour” was presented to Mr. Streppel today by the Mayor of The Hague, Mr. W.J. Deetman, at AEGON’s headquarters after the Annual General Meeting of Shareholders.

About AEGON N.V.

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

AEGON N.V.

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